BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

March 7, 2022

The following changes were made in this Amendment:

Changes to Principals

Sanaz Zaimi –Removed

Vanessa Karin Yaelle Holtz – Added

Jerome Morisseau - Added